SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              CH ENERGY GROUP, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act") and submits the following information:

      1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

      The following response is as of December 31, 2002:

      CH Energy Group, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company which acquires businesses and holds securities and/or interests in other corporations, partnerships and/or businesses. Claimant's principal place of business is 284 South Avenue, Poughkeepsie, New York 12601-4879. Claimant, as of December 31, 2002, has the following subsidiaries other than any EWG:

          Name and Location                    State of
              of Company                     Organization                      Nature of Business
--------------------------------------------------------------------------------------------------------------------
1.  Central Hudson Gas & Electric         New York            Generation, transmission and distribution of
Corporation, Poughkeepsie, New York                           electricity and the transmission and distribution of
("Central Hudson")                                            natural gas in New York State.  Central Hudson's
                                                              "franchise territory" generally extends about 85
                                                              miles along the Hudson River and about 25 to 40
                                                              miles east and west of such River.  The southern end
                                                              of that territory is about 25 miles north of New
                                                              York City and the northern end is about 10 miles
                                                              south of the City of Albany, N.Y.
--------------------------------------------------------------------------------------------------------------------

2.  Phoenix Development Company, Inc.,    New York            Real estate holding company for Central Hudson.
Poughkeepsie, New York ("Phoenix")
--------------------------------------------------------------------------------------------------------------------

3.  Central Hudson Enterprises            New York            Markets electricity, natural gas, heating oil, and
Corporation, Poughkeepsie, New York                           related products and services, and conducts energy
("CHEC")                                                      audits and provides related services.  Engages in
                                                              project construction and providing services for
                                                              electric generation and HVAC equipment.  Invests in
                                                              energy related business; currently owns, directly or
                                                              indirectly, the affiliates referred to in 4-10 below.
--------------------------------------------------------------------------------------------------------------------

4.  Scasco, Inc., Winsted, Connecticut    Connecticut         Engages in the distribution of fuel oil, gasoline,
("Scasco")                                                    diesel, kerosene, propane and natural gas and the
                                                              installation and maintenance of electrical services
                                                              and HVAC equipment in the States of Connecticut,
                                                              Massachusetts and New York.
--------------------------------------------------------------------------------------------------------------------

                                      (2)

--------------------------------------------------------------------------------------------------------------------
5. Griffith Energy Services, Inc.,        New York            Engages in the distribution of fuel oil, gasoline,
Poughkeepsie, New York ("Griffith                             diesel, kerosene, propane, natural gas and the
Energy")                                                      installation and maintenance of HVAC equipment in
                                                              the states of Virginia, West Virginia, Maryland,
                                                              Delaware, and Pennsylvania and in Washington, D.C.
--------------------------------------------------------------------------------------------------------------------

      Until December 31, 2002, Central Hudson Energy Services, Inc. ("CH Services") was a subsidiary of the Claimant and the holding company parent corporation for each of the Claimant's competitive business subsidiaries: CHEC, SCASCO, Griffith Energy, Prime Industrial Energy Services, Inc. ("Prime Industrial"), and Greene Point Development Corporation ("Greene Point"). Effective December 31, 2002, CH Services merged into the Claimant and no longer exists as a separate corporation. On December 31, 2002, Prime Industrial and Greene Point also merged into CHEC and no longer exist as separate corporations, and CHEC became the parent for the competitive business subsidiaries.

      2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.


                                      (3)

The following response is as of December 31, 2002:

            Generating Station, Location                                                     (MW)
            -----------------------------                                                    -----
                and Percent Ownership                            Fuel               Net Capability (2001-2002)
                ---------------------                            ----               --------------------------
                                                                                  Summer                Winter
--------------------------------------------------------------------------------------------------------------------
Neversink Hydro Station, Neversink, NY -- Neversink     Water                           21                 22
Reservoir Aqueduct Tunnel (100%)
--------------------------------------------------------------------------------------------------------------------
Dashville Hydro Station, Rifton, NY -- Wallkill River   Water                           5.5                4
(100%)
--------------------------------------------------------------------------------------------------------------------
Sturgeon Pool Hydro Station, Rifton, NY -- Wallkill     Water                           16                 16
River (100%)
--------------------------------------------------------------------------------------------------------------------
Groveville Mills Hydro Station, Beacon, NY - Fishkill   Water                           0.8               0.8
Creek (100%)
--------------------------------------------------------------------------------------------------------------------
High Falls Hydro Station, High Falls, NY  -- Rondout    Water                            3                 3
Creek (100%)
--------------------------------------------------------------------------------------------------------------------
Coxsackie Gas Turbine, Coxsackie, New York (100%)       kerosene or natural             19                 24
                                                        gas
--------------------------------------------------------------------------------------------------------------------
South Cairo Gas Turbine, Cairo, New York (100%)         kerosene                        18                 22
--------------------------------------------------------------------------------------------------------------------

                                                                TOTAL                   83.3               91.8
--------------------------------------------------------------------------------------------------------------------

      As of December 31, 2002, Central Hudson's electric transmission and distribution systems were comprised of 88 substations with a rated transformer capacity of approximately 5.0 million kVA, approximately 599 circuit miles of overhead transmission lines, approximately 4.2 cable miles of underground transmission lines, approximately 7,527 circuit miles of overhead distribution lines and approximately 1,028 cable miles of underground distribution cables. Only a part of such transmission and distribution lines is located on property owned by Central Hudson. The electric system of Central Hudson is directly interconnected with other electric utility systems in New York, Connecticut, and New Jersey, and indirectly interconnected with most of the electric utility systems in the United States. Transmission Circuit Miles include: 345, 115 and 69 kV. Distribution Circuit Miles include: 34.5, 14.4, 13.2, 4.8 and 4.16 kV. The transformer kVA value is the summation of transformers' top nameplate ratings; the summation of Summer Normal ratings would be higher. Generator step-up transformers are included; spare transformers and generation station auxiliary transformers are excluded.

      Natural gas is delivered by transmission pipeline to Central Hudson at four locations: the Cedar Hill (NY) Gate Station interconnection with Tennessee Gas Pipeline Company ("Tennessee"), the Pleasant Valley (NY) Gate Station interconnection with Iroquois Gas Transmission System, L.P., the Mahopac (NY) Gate Station interconnection with Duke Energy Gas Transmission Company and the Tuxedo (NY) Gate Station interconnection with Columbia


                                      (4)

Gas Transmission Company ("Columbia"). Natural gas is distributed to approximately 65,300 industrial, commercial and residential customers through a network of 161 miles of transmission pipeline and 1,041 miles of distribution mains. Central Hudson owns and operates propane-air peaking facilities at Poughkeepsie and Newburgh, NY which are each nominally rated at 8,000 MCF per day of injection capability into the distribution system. In addition, Central Hudson has entered into long-term contracts with National Fuel Gas Corporation, Columbia, Tennessee, Texas Eastern and Dominion Transmission Corporations for a maximum total of 3.3 BCF of storage, located in various fields in the eastern United States.

      3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

      The following responses are as of December 31, 2002:

      Claimant and its subsidiaries, other than Central Hudson, are not "public utility companies" for the purposes of the Act.

      (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                             Electric (Kwhrs.)      Gas (Mcf.)
                                             -----------------      ----------
         Claimant                                 None                 None

         Central Hudson    Retail:           4,821,056,923          10,141,578
                           Wholesale:          189,977,611           1,442,235

      (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                             Electric (Kwhrs.)      Gas (Mcf.)
                                             -----------------      ----------
         Claimant                                 None                 None

         Central Hudson                           None                 None

      (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                             Electric (Kwhrs.)      Gas (Mcf.)
                                             -----------------      ----------
         Claimant                                 None                 None

         Central Hudson                           None                 None


                                      (5)

      (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                                             Electric (Kwhrs.)      Gas (Mcf.)
                                             -----------------      ----------
         Claimant                                 None                 None

         Central Hudson                           None               11,208,360

      4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

      (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS:

      Until May 31, 2002, CH Resources, Inc. ("CH Resources"), a New York corporation, with offices at 110 Main Street, Poughkeepsie, New York, was an EWG because it owned and operated the following "eligible facilities" and the electricity generated thereat was sold to wholesale customers:

            (i) A 100 MW combined cycle gas turbine located at 300 Belle Isle Road, Solvay, New York.

            (ii) A 100 MW combined cycle gas turbine located at 3 Main Street, Beaver Falls, New York.

            (iii) A 50 MW coal-burning fluidized bed cogeneration plant located at 5300 Frontier Avenue, Niagara Falls, New York.

      On May 31, 2002, the Claimant sold all of its stock ownership interest in CH Resources and its subsidiaries, CH Syracuse and CH Niagara, to WPS Power Development, Inc., a Wisconsin corporation

      (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

      Claimant owned 100% of CH Resources until May 31, 2002.


                                      (6)

      (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

      At December 31, 2002, Claimant had following capital invested in the EWG:

                  Debt:   $ - 0 -
                  Equity: $ - 0 -

      (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

      CH Resources' capitalization as of December 31, 2002: $ - 0 -

      CH Resources' losses for the period from January 31, 2002 through May
            31, 2002: $ 2,554,904

      (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

      None.

EXHIBIT A.

      A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

      The consolidating financial statements, as of December 31, 2002, are attached hereto as Exhibit A.

EXHIBIT B.

      AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

      The Organizational Chart, as of December 31, 2002, is attached hereto as Exhibit B.


                                      (7)

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 26th day of February, 2003.

                                         CH ENERGY GROUP, INC.


                                         By: /s/ Steven V. Lant
                                             -----------------------------------
                                                           Steven V. Lant
                                                  Chief Operating Officer
                                                   and Chief Financial Officer
Corporate Seal

Attest:


/s/ Lincoln E. Bleveans
-----------------------------
      Lincoln E. Bleveans
      Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant
Chief Operating Officer and
    Chief Financial Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879


                                      (8)

                                    EXHIBIT A

           Consolidating Financial Statements of CH Energy Group, Inc.
                             as of December 31, 2002

Note: The Consolidating Financial Statements must show the consolidation with all of the subsidiaries' financial statements as of 12/31/2002.


                                      (i)

                              CH ENERGY GROUP, INC.
                          Consolidated Income Statement
                   Rolling Twelve Month Total @ Dec. 31, 2002

                                                    Holding Company  Consolidated   Consolidated   Adjustments/
                                                       CH Energy        Central          CH        Eliminations    Consolidated
                                                      Group, Inc         Hudson       Services        DR/(CR)     CH Energy Group
                                                      ----------         ------       --------        -------     ---------------
Operating Revenues
  Electric                                                     0      421,394,329                                   421,394,329
  Gas                                                          0      100,409,838                                   100,409,838
  Other                                                        0      162,188,459                                   162,188,459
                                                      -------------------------------------------------------------------------
     Total - own territory                                     0      521,804,167    162,188,459              0     683,992,626
  Revenues from Electric sales to other utilities              0        6,583,854                                     6,583,854
  Revenues from Gas sales to other utilities                   0        4,933,111                                     4,933,111
                                                      -------------------------------------------------------------------------

Total Operating Revenues                                       0      533,321,132    162,188,459              0     695,509,591
                                                      -------------------------------------------------------------------------

Operating Expenses
  Operation:
     Fuel Used in electric generation                          0          756,581              0                        756,581
     Purchased electricity                                     0      252,029,561      1,463,713                    253,493,274
     Purchased petroleum                                       0                0     92,732,905                     92,732,905
     Purchased natural gas                                     0       61,672,415     10,318,285                     71,990,700
     Other expenses of operation                         103,658       73,053,727     51,712,177                    124,869,564
  Maintenance                                                  0       19,192,521              0                     19,192,521
  Depreciation and amortization                            1,700       25,350,226      5,878,255                     31,230,181
  Taxes, other than income tax                          (336,032)      38,396,169        209,578                     38,269,715
  Federal/State  income tax                              866,879       (5,619,000)      (309,976)                    (5,062,097)
  Deferred income tax                                          0       26,674,900              0                     26,674,900
                                                               0                0              0                              0
                                                      -------------------------------------------------------------------------

Total Operating Expenses                                 636,205      491,507,100    162,004,937              0     654,148,244
                                                      -------------------------------------------------------------------------

Operating Income                                        (636,205)      41,814,032        183,522              0      41,361,347
                                                      -------------------------------------------------------------------------

Other Income and Deductions
  Equity Earnings-Subscos.                            34,766,753            2,193              0    (34,766,753)          2,193
  Allow. for equity funds used during constr.                  0          591,403              0                        591,403
  Federal/State  income tax                                    0       (1,603,000)       (47,300)                    (1,650,300)
  Deferred income tax - credit                                 0          968,900              0                        968,900
  Other  income                                        6,166,717                0              0     (1,556,759)      4,609,958
  Other - net                                            983,567       15,478,184        883,802             (5)     17,345,548
                                                      -------------------------------------------------------------------------

Total Other Income                                    41,917,037       15,437,680        836,502    (36,323,517)     21,867,702
                                                      -------------------------------------------------------------------------

Income Before Interest Charges                        41,280,832       57,251,712      1,020,024    (36,323,517)     63,229,049
                                                      -------------------------------------------------------------------------

Interest Charges
  Interest on mortgage bonds                                   0        2,136,048                                     2,136,048
  Interest on other long-term debt                             0        9,819,473                                     9,819,473
  Interest on short-term debt                                  0           32,628                                        32,628
  Other interest                                               0       11,738,708      1,443,988     (1,556,759)     11,625,937
Net Loss fr. discontinued operations                           0                      (2,236,620)                    (2,236,620)
Gain on disposal of discontinued operations                    0                       7,064,706                      7,064,706
                                                      -------------------------------------------------------------------------

Net Income (Loss)                                     41,280,832       32,523,838      4,404,122    (34,766,758)     43,442,032
Dividends on Preferred Stock                                            2,161,200                                     2,161,200
                                                      -------------------------------------------------------------------------

Income Avail for Common Stock                         41,280,832       30,362,638      4,404,122    (34,766,758)     41,280,832

Dividends Declared on Common Stock                    35,094,262                                                     35,094,262
                                                      -------------------------------------------------------------------------

Balance Retained in the Business                       6,186,570                                                      6,186,570
                                                      =========================================================================

                             C H Energy Group, Inc.                   CONSOL B/S
                           Consolidated Balance Sheet                  CH Energy
                                December 31, 2002                     12/31/2002

                                                    Holding
                                                    Company      Consolidated
                                                  C H Energy        Central      C H Energy
                 ASSETS                           Group, Inc.       Hudson     Services, Inc.
                 ------                           -----------       ------     --------------
Utility Plant
       Electric                                                  $605,989,239
       Gas                                                        189,142,963
       Common                                                     100,475,888

                                                 -------------   ------------   ------------
                                                             0    895,608,090              0

Less:  Accumulated Depreciation                                   370,349,471

                                                 -------------   ------------   ------------
                                                             0    525,258,619              0

Construction Work in Progress                                      76,398,120
                                                 -------------   ------------   ------------

      Net Utility Plant                                      0    601,656,739              0
                                                 -------------   ------------   ------------

Other Property and Plant                                72,983        967,737     17,296,496
                                                 -------------   ------------   ------------

Intangible Assets                                            0              0     77,971,711

Current Assets:
       Cash                                          7,571,141     19,301,021      7,983,177
       Cash Equivalents                             12,980,349     35,687,794
       Temporary Cash Investments
       Other                                                       20,182,309
       Accounts Receivable from Customers                          35,215,563     25,762,691(A)
       Accounts Receivable - Affiliates                153,396        415,353      1,437,480
       Accrued Unbilled Utility Revenues                            7,894,423
       Other Receivables                                 5,891      1,991,565
       Materials & Supplies:
            Fuel                                                    6,445,123
            Construction & Operation                                6,013,417      3,574,273
       Fair Value of Derivatives - Current                          2,715,440         32,456
       Prepayments                                                 13,748,489      3,024,541
                                                 -------------   ------------   ------------

Total Current Assets                                20,710,777    149,610,497     41,814,618
                                                 -------------   ------------   ------------

Other Investments                                   89,440,763      2,186,365
Partnership Interest                                                               4,158,659
Investment in CHG&E                                264,769,078              0
Investments in C H  Services                       112,619,208              0

                                                 -------------   ------------   ------------

       Total Other Investments                     466,829,049      2,186,365      4,158,659

Deferred Charges and Other Assets
       Prefunded Pension costs                                    108,242,239
       Regulatory Assets                                           73,999,730
       Fair Value of Derivatives                                            0
       Deferred Debits                                              5,088,387
       Prelim Survey & Investigation (A/C 183)                              0
       Clearing Accounts (A/C 184)                                    591,753
       Unamortized Deferred Expense (A/C 181)                       3,622,927
       Other Assets                                                         0      6,895,739(B)
                                                 -------------   ------------   ------------

                                                             0    191,545,036      6,895,739
                                                 -------------   ------------   ------------

Accumulated Deferred Income Tax (Net)                                       0      1,017,842
                                                 -------------   ------------   ------------

Partnerships
Long Term Receivable from Affiliate
                                                 -------------   ------------   ------------

Total Assets                                     $ 487,612,809   $945,966,374   $149,155,065
                                                 =============   ============   ============

                                                                  Adjustments       Consolidated
                                                   Subsidiaries   Eliminations       C H Energy
                 ASSETS                              Subtotal    Debit/(Credit)      Group, Inc.
                 ------                              --------    --------------      -----------
Utility Plant
       Electric                                  $  605,989,239                    $  605,989,239
       Gas                                          189,142,963                       189,142,963
       Common                                       100,475,888                       100,475,888

                                                 --------------   -------------    --------------
                                                    895,608,090               0       895,608,090

Less:  Accumulated Depreciation                     370,349,471                       370,349,471

                                                 --------------   -------------    --------------
                                                    525,258,619               0       525,258,619

Construction Work in Progress                        76,398,120                        76,398,120
                                                 --------------   -------------    --------------

      Net Utility Plant                             601,656,739               0       601,656,739
                                                 --------------   -------------    --------------

Other Property and Plant                             18,264,233                        18,337,216
                                                 --------------   -------------    --------------

Intangible Assets                                    77,971,711                        77,971,711

Current Assets:
       Cash                                          27,284,198                        34,855,339
       Cash Equivalents                              35,687,794                        48,668,143
       Temporary Cash Investments                             0                                 0
       Other                                         20,182,309                        20,182,309
       Accounts Receivable from Customers            60,978,254                        60,978,254
       Accounts Receivable - Affiliates               1,852,833      (2,006,229)                0
       Accrued Unbilled Utility Revenues              7,894,423                         7,894,423
       Other Receivables                              1,991,565                         1,997,456
       Materials & Supplies:
            Fuel                                      6,445,123                         6,445,123
            Construction & Operation                  9,587,690                         9,587,690
       Fair Value of Derivatives - Current            2,747,896                         2,747,896
       Prepayments                                   16,773,030       7,785,675        24,558,705
                                                 --------------   -------------    --------------

Total Current Assets                                191,425,115       5,779,446       217,915,338
                                                 --------------   -------------    --------------

Other Investments                                     2,186,365                        91,627,128
Partnership Interest                                  4,158,659                         4,158,659
Investment in CHG&E                                           0
Investments in C H  Services                                  0    (385,867,675)
                                                                      8,479,389                 0
                                                 --------------   -------------    --------------

       Total Other Investments                        6,345,024    (377,388,286)       95,785,787

Deferred Charges and Other Assets
       Prefunded Pension costs                      108,242,239                       108,242,239
       Regulatory Assets                             73,999,730                        73,999,730
       Fair Value of Derivatives                              0                                 0
       Deferred Debits                                5,088,387                         5,088,387
       Prelim Survey & Investigation (A/C 183)                0                                 0
       Clearing Accounts (A/C 184)                      591,753                           591,753
       Unamortized Deferred Expense (A/C 181)         3,622,927                         3,622,927
       Other Assets                                   6,895,739                         6,895,739
                                                 --------------   -------------    --------------

                                                    198,440,775               0       198,440,775
                                                 --------------   -------------    --------------

Accumulated Deferred Income Tax (Net)                 1,017,842      (1,017,842)                0
                                                 --------------   -------------    --------------

Partnerships                                                  0                                 0
Long Term Receivable from Affiliate                           0               0                 0
                                                 --------------   -------------    --------------

Total Assets                                     $1,095,121,439   ($372,626,682)   $1,210,107,566
                                                 ==============   =============    ==============

(a)   C H Energy Group's Equity Earnings in Subsidiaries:

                               1st Quarter    2nd Quarter     3rd Quarter     4th Quarter
                               -----------    -----------     -----------     -----------
      Acct 411    CHG&E        $14,448,943     $2,771,608     $ 6,713,255      $6,428,825
      Acct 412    CH Services  $ 3,649,135     $1,447,961     ($2,743,538)     $2,050,564
                               -----------     ----------     -----------      ----------
                  Total        $18,098,078     $4,219,569     $ 3,969,717      $8,479,389
                               ===========     ==========     ===========      ==========

                             C H Energy Group, Inc.                   CONSOL B/S
                           Consolidated Balance Sheet                  CH Energy
                                December 31, 2002                     12/31/2002

                                                      Holding
                                                      Company        Consolidated
                                                    C H Energy          Central       C H Energy
     CAPITALIZATION and LIABILITIES                 Group, Inc.         Hudson      Services, Inc.
     ------------------------------                 -----------         ------      --------------
Capitalization
       Common Stock                                $   1,686,209    $  84,310,435    $      2,510
       Paid in Capital                               351,201,544      174,979,688      50,133,500
       Retained Earnings - Brought Forward           169,503,241       10,139,826       7,983,197
       Other Comprehensive Income                     (1,433,100)                        (299,208)
       Treasury Stock                                (33,117,090)
       Capital Stock Expense - Preferred                               (5,287,350)
                                                   -------------    -------------    ------------

Total Shareholder's Equity                           487,840,804      264,142,599      57,819,999
                                                   -------------    -------------    ------------

Cumulative Preferred Stock
       Not Subject to Mandatory Redemption                             21,030,000
       Subject to Mandatory Redemption                                 12,500,000
                                                   -------------    -------------    ------------

                                                               0       33,530,000               0
                                                   -------------    -------------    ------------

Long Term Debt                                                        269,950,000               0
Unamortized Premium & Discount on Debt                                    (73,333)
Long Term Debt to Affiliate                                                            54,500,000
                                                   -------------    -------------    ------------

                                                               0      269,876,667      54,500,000
                                                   -------------    -------------    ------------

                                                     487,840,804      567,549,266     112,319,999
                                                   -------------    -------------    ------------

Current Liabilities
        Current Maturities of Long-term Debt                           15,000,000
        Notes Payable
        Accounts Payable                                               37,036,852       8,612,361
        Accounts Payable - CH Energy Group, Inc.                           29,401         123,995
        Accounts Payable - FIT - CHG&E                 4,926,880
        Accounts Payable - FIT - CH Services           1,197,892                          206,633
        Accounts Payable - NYS - CHG&E                   819,083
        Accounts Payable - NYS - CH Services          (1,444,722)                       1,477,677
        Accounts Payable to Affiliates/Parent                294                          415,059
        Accrued FIT - CHG&E                           (2,126,880)
        Accrued FIT - CH Services                      2,702,108
        Accrued NYS - CHG&E                             (819,083)
        Accrued NYS - CH Services                      1,444,722
        Accrued Taxes - FIT                          (12,704,613)
        Accrued Taxes - NYS                           (1,732,373)
        Accrued Taxes - Other                           (295,527)
        Accrued Interest                                                4,273,243
        Accrued Vacation                                                3,670,700
        Customer Deposits                                               5,268,000
        Dividends Declared                                                451,237
        Dividends Payable                              8,661,924
        Other                                                           9,908,324      19,223,189

                                                   -------------    -------------    ------------

Total Current Liabilities                                629,705       75,637,757      30,058,914
                                                   -------------    -------------    ------------

Deferred Credits & Other Liabilities
        Customer Advance for Construction                                 186,502
        Other Deferred Credits (A/C 253)                               50,652,098
        Regulatory Liabilities (A/C 254)                              192,074,200
        Miscellaneous Reserves                                          4,912,084
        Other                                                                           4,084,911
                                                   -------------    -------------    ------------

                                                               0      247,824,884       4,084,911
                                                   -------------    -------------    ------------

Accumulated Deferred Income Tax (Net)                   (857,700)      54,954,467       2,691,241
                                                   -------------    -------------    ------------

Total Liabilities                                  $ 487,612,809    $ 945,966,374    $149,155,065
                                                   =============    =============    ============

                           Verification:                       0                0               0
                                                   =============    =============    ============

                                                                       Adjustments    Consolidated
                                                     Subsidiaries     Eliminations     C H Energy
     CAPITALIZATION and LIABILITIES                    Subtotal      Debit/(Credit)    Group, Inc.
     ------------------------------                    --------      --------------    -----------
Capitalization
       Common Stock                                $    84,312,945    $ 84,312,945   $     1,686,209
       Paid in Capital                                 225,113,188     225,085,168       351,229,564
       Retained Earnings - Brought Forward              18,123,023      18,123,023       169,503,241
       Other Comprehensive Income                         (299,208)                       (1,732,308)
       Treasury Stock                                            0                       (33,117,090)
       Capital Stock Expense - Preferred                (5,287,350)     (4,632,842)         (654,508)
                                                   ---------------    ------------   ---------------

Total Shareholder's Equity                             321,962,598     322,888,294       486,915,108
                                                   ---------------    ------------   ---------------

Cumulative Preferred Stock
       Not Subject to Mandatory Redemption              21,030,000                        21,030,000
       Subject to Mandatory Redemption                  12,500,000                        12,500,000
                                                   ---------------    ------------   ---------------

                                                        33,530,000               0        33,530,000
                                                   ---------------    ------------   ---------------

Long Term Debt                                         269,950,000                       269,950,000
Unamortized Premium & Discount on Debt                     (73,333)                          (73,333)
Long Term Debt to Affiliate                             54,500,000      54,500,000                 0
                                                   ---------------    ------------   ---------------

                                                       324,376,667      54,500,000       269,876,667
                                                   ---------------    ------------   ---------------

                                                       679,869,265     377,388,294       790,321,775
                                                   ---------------    ------------   ---------------

Current Liabilities
        Current Maturities of Long-term Debt            15,000,000                        15,000,000
        Notes Payable                                            0                                 0
        Accounts Payable                                45,649,213                        45,649,213
        Accounts Payable - CH Energy Group, Inc.           153,396         153,396                 0
        Accounts Payable - FIT - CHG&E                           0       4,926,880                 0
        Accounts Payable - FIT - CH Services               206,633       1,404,525                 0
        Accounts Payable - NYS - CHG&E                           0         819,083                 0
        Accounts Payable - NYS - CH Services             1,477,677          32,955                 0
        Accounts Payable to Affiliates/Parent              415,059         415,353                 0
        Accrued FIT - CHG&E                                      0                        (2,126,880)
        Accrued FIT - CH Services                                0                         2,702,108
        Accrued NYS - CHG&E                                      0                          (819,083)
        Accrued NYS - CH Services                                0                         1,444,722
        Accrued Taxes - FIT                                      0                       (12,704,613)
        Accrued Taxes - NYS                                      0                        (1,732,373)
        Accrued Taxes - Other                                    0     (13,531,646)       13,236,119
        Accrued Interest                                 4,273,243                         4,273,243
        Accrued Vacation                                 3,670,700                         3,670,700
        Customer Deposits                                5,268,000                         5,268,000
        Dividends Declared                                 451,237                           451,237
        Dividends Payable                                        0                         8,661,924
        Other                                           29,131,513                        29,131,513

                                                   ---------------    ------------   ---------------

Total Current Liabilities                              105,696,671      (5,779,454)      112,105,830
                                                   ---------------    ------------   ---------------

Deferred Credits & Other Liabilities
        Customer Advance for Construction                  186,502                           186,502
        Other Deferred Credits (A/C 253)                50,652,098                        50,652,098
        Regulatory Liabilities (A/C 254)               192,074,200                       192,074,200
        Miscellaneous Reserves                           4,912,084                         4,912,084
        Other                                            4,084,911                         4,084,911
                                                   ---------------    ------------   ---------------

                                                       251,909,795               0       251,909,795
                                                   ---------------    ------------   ---------------

Accumulated Deferred Income Tax (Net)                   57,645,708       1,017,842        55,770,166
                                                   ---------------    ------------   ---------------

Total Liabilities                                  $ 1,095,121,439    $372,626,682   $ 1,210,107,566
                                                   ===============    ============   ===============

                           Verification:                         0               0                 0
                                                   ===============    ============   ===============

* $28,020 Premium on Capital Stock not eliminated. (Acct 207.10 = $17,020; Acct 207.20 = $11,000)

**    Capital Stock Expense Common Stock Acct. 214.01.

Central Hudson Energy Service, Inc.
(A wholly owned subsidiary of CH Energy Group, Inc.)
Consolidating Balance Sheets

                                                            Unconsolidated Balance Sheets - December 31, 2002
                                                ----------------------------------------------------------------------
                                                    CHES            CHEC          PIES         GP          SCASCO
Assets
Current assets:
     Cash                                       $  2,428,555   $   1,354,660    $ 184,925    $ 35,765   $    991,802
     Accounts receivable, less allowance for
          doubtful accounts
          of $1,087,639 and
          $958,272, respectively                          --         232,730        9,568          --      6,844,517
     Due from affiliates                                  --       1,343,744       20,891          --             --
     Notes receivable                                     --              --           --          --             --
     Installment receivables, net                         --       1,821,095           --          --             --
     Inventory                                            --              --           --          --      1,088,533
     Prepaid                                              --         209,527       21,833          --      1,171,650
     Derivatives                                          --              --           --          --         14,553
                                                ----------------------------------------------------------------------
          Total current assets                     2,428,555       4,961,756      237,217      35,765     10,111,055

Installment receivable                                    --       4,635,898           --          --             --
Notes receivable                                  60,500,000      48,875,000           --     250,000        739,868
Deferred projects                                         --       1,103,305           --          --             --
Investments in partnerships                               --       4,158,659           --          --             --
Deferred income taxes                                     --         573,568        1,469          --        217,851
Due from parent-FIT                                       --         144,400      115,848         177         25,968
Due from parent-NYSIT                                     --              --       32,955          --             --
Fixed assets, net                                         --          68,011           --          --      5,885,271
Goodwill, net                                             --              --           --          --     10,164,799
Investments in subsidiaries                       54,478,544      47,814,107           --          --             --

                                                ----------------------------------------------------------------------
          Total non current assets               114,978,544     107,372,948      150,272     250,177     17,033,757

                                                ----------------------------------------------------------------------
          Total assets                          $117,407,099   $ 112,334,704    $ 387,489    $285,942   $ 27,144,812
                                                ======================================================================

Liabilities and shareholder's equity
Current liabilities:
     Accounts payable                           $         --   $      43,512    $   4,047    $     --   $  1,158,521
     Accrued expenses                              1,799,982       1,703,529       23,835         700      2,756,113
     Deferred revenue                                     --              --           --          --      1,606,061
     Due to affiliates                             1,299,586       1,446,598           --          28         46,172
     Due to parent-FIT                               206,633              --           --          --             --
     Due to parent-NYSIT                           1,476,863             805           --           9             --
     Due to parent                                        --         105,373           --          --         18,622
     Due to CHG&E                                      4,828         410,231           --          --             --
     Deferred income taxes                                --              --           --          --             --

                                                -----------------------------------------------------------------------
          Total current liabilities                4,787,892       3,710,048       27,882         737      5,585,489
                                                -----------------------------------------------------------------------

Other liabilities                                         --              --           --          --             --
Notes Payable - Affiliated Companies              54,500,000      54,750,000      375,000          --     12,000,000
                                                -----------------------------------------------------------------------
          Total liabilities                       59,287,892      58,460,048      402,882         737     17,585,489
                                                -----------------------------------------------------------------------

Shareholder's equity:
     Capital stock                                     2,510       7,230,000            1     180,000          1,165
     Additional paid-in capital                   50,133,500      36,500,000      249,999          --     14,648,835
     Retained earnings                             7,983,197      10,463,338     (265,393)    105,205        300,591
     Treasury stock                                       --              --           --          --     (5,400,000)
                                                -----------------------------------------------------------------------
          Shareholder's equity before
               other comprehensive income         58,119,207      54,193,338      (15,393)    285,205      9,550,591

     Other comprehensive income                           --        (318,682)          --          --          8,732
                                                -----------------------------------------------------------------------
          Total shareholder's equity              58,119,207      53,874,656      (15,393)    285,205      9,559,323

                                                -----------------------------------------------------------------------
          Total liabilities and shareholder's
              equity                            $117,407,099   $ 112,334,704    $ 387,489    $285,942   $ 27,144,812
                                                =======================================================================

                                                 Unconsolidated Balance Sheets
                                                   - December 31, 2002
                                                -----------------------------
                                                  Griffith          Total
Assets
Current assets:
     Cash                                        $  2,987,470   $   7,983,177
     Accounts receivable, less allowance for
          doubtful accounts
          of $1,087,639 and
          $958,272, respectively                   15,487,636      22,574,451
     Due from affiliates                            1,425,707       2,790,342
     Notes receivable                               1,367,145       1,367,145
     Installment receivables, net                          --       1,821,095
     Inventory                                      2,485,740       3,574,273
     Prepaid                                        1,621,531       3,024,541
     Derivatives                                       17,903          32,456
                                                -----------------------------
          Total current assets                     25,393,132      43,167,480

Installment receivable                                     --       4,635,898
Notes receivable                                      416,668     110,781,536
Deferred projects                                          --       1,103,305
Investments in partnerships                                --       4,158,659
Deferred income taxes                                 224,954       1,017,842
Due from parent-FIT                                 1,118,132       1,404,525
Due from parent-NYSIT                                      --          32,955
Fixed assets, net                                  11,343,214      17,296,496
Goodwill, net                                      67,806,912      77,971,711
Investments in subsidiaries                                --     102,292,651

                                                -----------------------------
          Total non current assets                 80,909,880     320,695,578

                                                -----------------------------
          Total assets                           $106,303,012   $ 363,863,058
                                                =============================

Liabilities and shareholder's equity
Current liabilities:
     Accounts payable                            $  8,060,128   $   9,266,208
     Accrued expenses                               3,783,579      10,067,738
     Deferred revenue                               6,891,848       8,497,909
     Due to affiliates                                     --       2,792,384
     Due to parent-FIT                                     --         206,633
     Due to parent-NYSIT                                   --       1,477,677
     Due to parent                                         --         123,995
     Due to CHG&E                                          --         415,059
     Deferred income taxes                          2,691,241       2,691,241

                                                -----------------------------
          Total current liabilities                21,426,796      35,538,844
                                                -----------------------------

Other liabilities                                   4,084,911       4,084,911
Notes Payable - Affiliated Companies               42,500,000     164,125,000
                                                -----------------------------
          Total liabilities                        68,011,707     203,748,755
                                                -----------------------------

Shareholder's equity:
     Capital stock                                         10       7,413,686
     Additional paid-in capital                    35,000,000     136,532,334
     Retained earnings                              3,280,553      21,867,491
     Treasury stock                                        --      (5,400,000)
                                                -----------------------------
          Shareholder's equity before
               other comprehensive income          38,280,563     160,413,511

     Other comprehensive income                        10,742        (299,208)
                                                -----------------------------
          Total shareholder's equity               38,291,305     160,114,303

                                                -----------------------------
          Total liabilities and shareholder's
              equity                             $106,303,012   $ 363,863,058
                                                =============================

Central Hudson Energy Service, Inc.
(A wholly owned subsidiary of CH Energy Group, Inc.)
Consolidating Balance Sheets

                                                                                  Eliminations
                                                       ----------------------------------------------------------------------
                                                            CHES              CHEC             PIES                GP
Assets
Current assets:
     Cash
     Accounts receivable, less allowance
          for doubtful accounts
          of $1,087,639 and $958,272,
          respectively
     Due from affiliates                               $           --    $   (1,343,744)   $      (20,891)   $           --
     Notes receivable
     Installment receivables, net
     Inventory
     Prepaid
     Derivatives
                                                       ----------------------------------------------------------------------
          Total current assets                                     --        (1,343,744)          (20,891)               --

Installment receivable
Notes receivable                                          (60,500,000)      (48,875,000)                           (250,000)
Deferred projects
Investments in partnerships
Deferred income taxes
Due from parent-FIT
Due from parent-NYSIT
Fixed assets, net
Goodwill, net
Investments in subsidiaries                               (54,478,544)      (47,814,107)

                                                       ----------------------------------------------------------------------
          Total non current assets                       (114,978,544)      (96,689,107)               --          (250,000)

                                                       ----------------------------------------------------------------------
          Total assets                                 $ (114,978,544)   $  (98,032,851)   $      (20,891)   $     (250,000)
                                                       ======================================================================

Liabilities and shareholder's equity
Current liabilities:
     Accounts payable                                                                                        $           (1)
     Accrued expenses
     Deferred revenue
     Due to affiliates                                 $   (1,299,586)   $   (1,446,598)   $           --               (28)
     Due to parent-FIT
     Due to parent-NYSIT
     Due to parent
     Due to CHG&E
     Deferred income taxes
                                                       ----------------------------------------------------------------------
          Total current liabilities                        (1,299,586)       (1,446,598)               --               (29)
                                                       ----------------------------------------------------------------------

Other liabilities
Notes Payable - Affiliated Companies                                        (54,750,000)         (375,000)
                                                       ----------------------------------------------------------------------
          Total liabilities                                (1,299,586)      (56,196,598)         (375,000)              (29)
                                                       ----------------------------------------------------------------------

Shareholder's equity:
     Capital stock                                                           (7,230,000)               (1)         (180,000)
     Additional paid-in capital                                             (36,500,000)         (249,999)               --
     Retained earnings                                                      (10,463,338)          265,393          (105,205)
     Treasury stock                                                                  --                --                --
                                                       ----------------------------------------------------------------------
          Shareholder's equity before
               other comprehensive income                          --       (54,193,338)           15,393          (285,205)

     Other comprehensive income
                                                       ----------------------------------------------------------------------
          Total shareholder's equity                               --       (54,193,338)           15,393          (285,205)

                                                       ----------------------------------------------------------------------
          Total liabilities and shareholder's equity   $   (1,299,586)   $ (110,389,936)   $     (359,607)   $     (285,234)
                                                       ======================================================================

                                                                        Eliminations
                                                      --------------------------------------------------
                                                        SCASCO            Griffith        Eliminations
Assets
Current assets:
     Cash                                                                                 $          --
     Accounts receivable, less allowance
          for doubtful accounts
          of $1,087,639 and $958,272,
          respectively                                                                               --
     Due from affiliates                              $           --    $   (1,425,707)      (2,790,342)
     Notes receivable                                                                                --
     Installment receivables, net                                                                    --
     Inventory                                                                                       --
     Prepaid                                                                                         --
     Derivatives                                                                                     --
                                                      --------------------------------------------------
          Total current assets                                    --        (1,425,707)      (2,790,342)

Installment receivable                                                                               --
Notes receivable                                                                           (109,625,000)
Deferred projects                                                                                    --
Investments in partnerships                                                                          --
Deferred income taxes                                                                                --
Due from parent-FIT                                                                                  --
Due from parent-NYSIT                                                                                --
Fixed assets, net                                                                                    --
Goodwill, net                                                                                        --
Investments in subsidiaries                                                                (102,292,651)

                                                      --------------------------------------------------
          Total non current assets                                --                --     (211,917,651)

                                                      --------------------------------------------------
          Total assets                                $           --    $   (1,425,707)   $(214,707,993)
                                                      ==================================================

Liabilities and shareholder's equity
Current liabilities:
     Accounts payable                                 $        1,902    $         (248)   $       1,653
     Accrued expenses                                          2,042                              2,042
     Deferred revenue                                                                                --
     Due to affiliates                                       (46,172)               --       (2,792,384)
     Due to parent-FIT                                                                               --
     Due to parent-NYSIT                                                                             --
     Due to parent                                                                                   --
     Due to CHG&E                                                                                    --
     Deferred income taxes                                                                           --
                                                      --------------------------------------------------
          Total current liabilities                          (42,228)             (248)      (2,788,689)
                                                      --------------------------------------------------

Other liabilities                                                                                    --
Notes Payable - Affiliated Companies                     (12,000,000)      (42,500,000)    (109,625,000)
                                                      --------------------------------------------------
          Total liabilities                              (12,042,228)      (42,500,248)    (112,413,689)
                                                      --------------------------------------------------

Shareholder's equity:
     Capital stock                                            (1,165)              (10)      (7,411,176)
     Additional paid-in capital                          (14,648,835)      (35,000,000)     (86,398,834)
     Retained earnings                                      (300,591)       (3,280,553)     (13,884,294)
     Treasury stock                                        5,400,000                --        5,400,000
                                                      --------------------------------------------------
          Shareholder's equity before
               other comprehensive income                 (9,550,591)      (38,280,563)    (102,294,304)

     Other comprehensive income                                                                      --
                                                      --------------------------------------------------
          Total shareholder's equity                      (9,550,591)      (38,280,563)    (102,294,304)

                                                      --------------------------------------------------
          Total liabilities and shareholder's equity  $  (21,592,819)   $  (80,780,811)   $(214,707,993)
                                                      ==================================================

Central Hudson Energy Service, Inc.
(A wholly owned subsidiary of CH Energy Group, Inc.)
Consolidating Balance Sheets

                                                                                         Consolidated
                                                         --------------------------------------------------------------------------
                                                            CHES               CHEC           PIES          GP            SCASCO
Assets
Current assets:
     Cash                                                $  2,428,555     $  1,354,660      $184,925     $ 35,765      $   991,802
     Accounts receivable, less allowance
          for doubtful accounts
          of $1,087,639 and $958,272,
          respectively                                             --          232,730         9,568           --        6,844,517
     Due from affiliates                                           --               --            --           --               --
     Notes receivable                                              --               --            --           --               --
     Installment receivables, net                                  --        1,821,095            --           --               --
     Inventory                                                     --               --            --           --        1,088,533
     Prepaid                                                       --          209,527        21,833           --        1,171,650
     Derivatives                                                   --               --            --           --           14,553
                                                         --------------------------------------------------------------------------
          Total current assets                              2,428,555        3,618,012       216,326       35,765       10,111,055

Installment receivable                                             --        4,635,898            --           --               --
Notes receivable                                                   --               --            --           --          739,868
Deferred projects                                                  --        1,103,305            --           --               --
Investments in partnerships                                        --        4,158,659            --           --               --
Deferred income taxes                                              --          573,568         1,469           --          217,851
Due from parent-FIT                                                --          144,400       115,848          177           25,968
Due from parent-NYSIT                                              --               --        32,955           --               --
Fixed assets, net                                                  --           68,011            --           --        5,885,271
Goodwill, net                                                      --               --            --           --       10,164,799
Investments in subsidiaries                                        --               --            --           --               --

                                                         --------------------------------------------------------------------------
          Total non current assets                                 --       10,683,841       150,272          177       17,033,757

                                                         --------------------------------------------------------------------------
          Total assets                                   $  2,428,555     $ 14,301,853      $366,598     $ 35,942      $27,144,812
                                                         ==========================================================================

Liabilities and shareholder's equity
Current liabilities:
     Accounts payable                                    $         --     $     43,512      $  4,047     $     (1)     $ 1,160,423
     Accrued expenses                                       1,799,982        1,703,529        23,835          700        2,758,155
     Deferred revenue                                              --               --            --           --        1,606,061
     Due to affiliates                                             --               --            --           --               --
     Due to parent-FIT                                        206,633               --            --           --               --
     Due to parent-NYSIT                                    1,476,863              805            --            9               --
     Due to parent                                                 --          105,373            --           --           18,622
     Due to CHG&E                                               4,828          410,231            --           --               --
     Deferred income taxes                                         --               --            --           --               --

                                                         --------------------------------------------------------------------------
          Total current liabilities                         3,488,306        2,263,450        27,882          708        5,543,261
                                                         --------------------------------------------------------------------------

Other liabilities                                                  --               --            --           --               --
Notes Payable - Affiliated Companies                       54,500,000               --            --           --               --
                                                         --------------------------------------------------------------------------
          Total liabilities                                57,988,306        2,263,450        27,882          708        5,543,261
                                                         --------------------------------------------------------------------------

Shareholder's equity:
     Capital stock                                              2,510               --            --           --               --
     Additional paid-in capital                            50,133,500               --            --           --               --
     Retained earnings                                      7,983,197               --            --           --               --
     Treasury stock                                                --               --            --           --               --
                                                         --------------------------------------------------------------------------
          Shareholder's equity before
               other comprehensive income                  58,119,207               --            --           --               --

     Other comprehensive income                                    --         (318,682)           --           --            8,732
                                                         --------------------------------------------------------------------------
          Total shareholder's equity                       58,119,207         (318,682)           --           --            8,732

                                                         --------------------------------------------------------------------------
          Total liabilities and shareholder's equity     $116,107,513     $  1,944,768      $ 27,882     $    708      $ 5,551,993
                                                         ==========================================================================

                                                            Consolidated     December 31,
                                                         -------------------     2002
                                                             Griffith           Total
Assets
Current assets:
     Cash                                                   $  2,987,470     $   7,983,177
     Accounts receivable, less allowance
          for doubtful accounts
          of $1,087,639 and $958,272,
          respectively                                        15,487,636        22,574,451
     Due from affiliates                                              --                --
     Notes receivable                                          1,367,145         1,367,145
     Installment receivables, net                                     --         1,821,095
     Inventory                                                 2,485,740         3,574,273
     Prepaid                                                   1,621,531         3,024,541
     Derivatives                                                  17,903            32,456
                                                         ---------------------------------
          Total current assets                                23,967,425        40,377,138

Installment receivable                                                --         4,635,898
Notes receivable                                                 416,668         1,156,536
Deferred projects                                                     --         1,103,305
Investments in partnerships                                           --         4,158,659
Deferred income taxes                                            224,954         1,017,842
Due from parent-FIT                                            1,118,132         1,404,525
Due from parent-NYSIT                                                 --            32,955
Fixed assets, net                                             11,343,214        17,296,496
Goodwill, net                                                 67,806,912        77,971,711
Investments in subsidiaries                                           --                --

                                                         ---------------------------------
          Total non current assets                            80,909,880       108,777,927

                                                         ---------------------------------
          Total assets                                      $104,877,305     $ 149,155,065
                                                         =================================

Liabilities and shareholder's equity
Current liabilities:
     Accounts payable                                       $  8,059,880     $   9,267,861
     Accrued expenses                                          3,783,579        10,069,780
     Deferred revenue                                          6,891,848         8,497,909
     Due to affiliates                                                --                --
     Due to parent-FIT                                                --           206,633
     Due to parent-NYSIT                                              --         1,477,677
     Due to parent                                                    --           123,995
     Due to CHG&E                                                     --           415,059
     Deferred income taxes                                     2,691,241         2,691,241

                                                         ---------------------------------
          Total current liabilities                           21,426,548        32,750,155
                                                         ---------------------------------

Other liabilities                                              4,084,911         4,084,911
Notes Payable - Affiliated Companies                                  --        54,500,000
                                                         ---------------------------------
          Total liabilities                                   25,511,459        91,335,066
                                                         ---------------------------------

Shareholder's equity:
     Capital stock                                                    --             2,510
     Additional paid-in capital                                       --        50,133,500
     Retained earnings                                                --         7,983,197
     Treasury stock                                                   --                --
                                                         ---------------------------------
          Shareholder's equity before
               other comprehensive income                             --        58,119,207

     Other comprehensive income                                   10,742          (299,208)
                                                         ---------------------------------
          Total shareholder's equity                              10,742        57,819,999

                                                         ---------------------------------
          Total liabilities and shareholder's equity        $ 25,522,201     $ 149,155,065
                                                         =================================

Central Hudson Energy Services
Consolidating Income Statement
December 31, 2002

                                                                                   Unconsolidated
                                                         --------------------------------------------------------------------
                                                             CHES              CHEC              CHR            PIES
Revenues                                                 $         --      $ 10,508,147      $ 3,566,042      $ 242,348
                                                         --------------------------------------------------------------------
     Total Revenues                                                --        10,508,147        3,566,042        242,348

Costs of Goods Sold                                                --         9,896,030        2,194,524         81,764
                                                         --------------------------------------------------------------------

Gross Profit                                                       --           612,117        1,371,518        160,584

Other Income (Expense):
    Equity in Partnership Income and subsidiaries          (2,978,868)        1,236,117               --             --
    Interest Income                                                --            36,119           10,740              4
    Interest Expense                                               --          (213,453)        (211,635)            --
    Other Taxes                                                    --           (42,919)              --             --
    Management Fees                                                --           388,590               --             --
    Def'd Dec. 2001 Loss                                     (293,391)               --               --             --
    Other Income                                           20,002,864                --               --             --
    Other Expenses                                         (5,475,898)               --       (1,017,340)      (238,200)
                                                         --------------------------------------------------------------------
Total Other Income                                         11,254,707         1,404,454       (1,218,235)      (238,196)

Expenses:
    Operating  Expenses                                            --                --               --             --
    Other Expenses                                                 --            (4,241)          46,356             --
    Employee Costs                                                 --           719,058        1,136,234        133,874
    Professional Fees                                              --           186,540          409,533             --
    Marketing and Selling                                          --             5,517               --             --
    Management Fees                                                --         1,595,502               --             --
    Office Rent, Utilities, Supplies                               --           254,598          488,355         36,625
    Insurance and Employee Benefits                                --           349,448          154,596         41,655
    Depreciation and Amortization Expense                          --            52,837          731,384         21,180
    Business Development                                           --               124               --             --
    General and Administrative                                     --                --          615,796             --
    Payroll Taxes                                                  --            58,210               --             --
    Allowance for Doubtful Accounts                                --          (152,399)              --             --
    Expenses Capitalized into Deferred project Costs               --           (50,269)              --             --
    Travel Expenses                                                --             9,590               --          2,362
    O&M Expenses                                                   --                --          183,873             --
    Pilot                                                          --                --          532,254             --

                                                         --------------------------------------------------------------------
Total Other Expenses                                               --         3,024,515        4,298,381        235,696

Income before Provision for Income Taxes                   11,254,707        (1,007,944)      (4,145,098)      (313,308)

Income Taxes                                                6,850,585          (583,921)      (1,590,194)      (127,348)
                                                         --------------------------------------------------------------------

Net Income                                                  4,404,122          (424,023)      (2,554,904)      (185,960)

Dividend                                                    5,800,000                --               --             --

Retained Earnings at Beginning                              9,379,075        10,887,361       (1,900,997)       (79,433)

                                                         --------------------------------------------------------------------
Retain Earnings at End                                   $  7,983,197      $ 10,463,338      $(4,455,901)     $(265,393)
                                                         ====================================================================

                                                                               Unconsolidated
                                                        ---------------------------------------------------------------
                                                           GP           SCASCO           Griffith            Total
Revenues                                                $     --     $ 35,353,022      $ 123,520,381      $ 173,189,940
                                                        ---------------------------------------------------------------
     Total Revenues                                           --       35,353,022        123,520,381        173,189,940

Costs of Goods Sold                                           --       24,259,681         85,132,674        121,564,673
                                                        ---------------------------------------------------------------

Gross Profit                                                  --       11,093,341         38,387,707         51,625,267

Other Income (Expense):
    Equity in Partnership Income and subsidiaries             --               --                 --         (1,742,751)
    Interest Income                                           99            3,902             27,468             78,332
    Interest Expense                                          --         (240,516)          (990,019)        (1,655,623)
    Other Taxes                                               --          (55,554)          (111,105)          (209,578)
    Management Fees                                           --               --                 --            388,590
    Def'd Dec. 2001 Loss                                      --               --                 --           (293,391)
    Other Income                                              --              393             93,178         20,096,435
    Other Expenses                                            --           (8,489)                --         (6,739,927)
                                                        ---------------------------------------------------------------
Total Other Income                                            99         (300,264)          (980,478)         9,922,087

Expenses:
    Operating  Expenses                                       --        4,030,263         14,867,664         18,897,927
    Other Expenses                                            --               --                 --             42,115
    Employee Costs                                            --          982,926          6,788,648          9,760,740
    Professional Fees                                         --          275,619          1,272,568          2,144,260
    Marketing and Selling                                     --        1,872,368          3,835,815          5,713,700
    Management Fees                                           --               --                 --          1,595,502
    Office Rent, Utilities, Supplies                          --          451,159          2,574,599          3,805,336
    Insurance and Employee Benefits                           --          537,406          1,569,049          2,652,154
    Depreciation and Amortization Expense                     --        1,666,956          4,137,282          6,609,639
    Business Development                                      --               --                 --                124
    General and Administrative                                --          801,663          1,414,429          2,831,888
    Payroll Taxes                                             --               --                 --             58,210
    Allowance for Doubtful Accounts                           --               --                 --           (152,399)
    Expenses Capitalized into Deferred project Costs          --               --                 --            (50,269)
    Travel Expenses                                           --               --                 --             11,952
    O&M Expenses                                              --               --                 --            183,873
    Pilot                                                     --               --                 --            532,254

                                                        ---------------------------------------------------------------
Total Other Expenses                                          --       10,618,360         36,460,054         54,637,006

Income before Provision for Income Taxes                      99          174,717            947,175          6,910,348

Income Taxes                                                  40           69,683            378,870          4,997,715
                                                        ---------------------------------------------------------------

Net Income                                                    59          105,034            568,305          1,912,633

Dividend                                                      --               --                 --          5,800,000

Retained Earnings at Beginning                           105,146          193,656          2,712,496         21,297,304

                                                        ---------------------------------------------------------------
Retain Earnings at End                                  $105,205     $    298,690      $   3,280,801      $  17,409,937
                                                        ===============================================================

Central Hudson Energy Services
Consolidating Income Statement
December 31, 2002

                                                                                         Eliminations
                                                         -------------------------------------------------------------------
                                                             CHES             CHEC              CHR               PIES
Revenues                                                 $         --     $ (7,221,052)     $         --     $   (214,387)

                                                         -------------------------------------------------------------------
     Total Revenues                                                --       (7,221,052)               --         (214,387)

Costs of Goods Sold                                                         (7,435,439)
                                                         -------------------------------------------------------------------

Gross Profit                                                       --          214,387                --         (214,387)

Other Income (Expense):
    Equity in Partnership Income and subsidiaries           2,978,868         (487,379)
    Interest Income
    Interest Expense
    Other Taxes
    Management Fees                                                           (168,000)
    Def'd Dec. 2001 Loss                                      293,391                           (293,391)
    Other Income
    Other Expenses                                         (1,017,340)                         1,017,340
                                                         -------------------------------------------------------------------
Total Other Income                                          2,254,919         (655,379)          723,949               --

Expenses:
    Operating  Expenses
    Other Expenses
    Employee Costs
    Professional Fees
    Marketing and Selling
    Management Fees
    Office Rent, Utilities, Supplies
    Insurance and Employee Benefits
    Depreciation and Amortization Expense
    Business Development
    General and Administrative
    Payroll Taxes
    Allowance for Doubtful Accounts
    Expenses Capitalized into Deferred project Costs
    Travel Expenses
    O&M Expenses
    Pilot

                                                         -------------------------------------------------------------------
Total Other Expenses                                               --               --                --               --

Income before Provision for Income Taxes                    2,254,919         (440,992)          723,949         (214,387)

Income Taxes                                                 (405,665)                           405,665
                                                         -------------------------------------------------------------------

Net Income                                                  2,660,584         (440,992)          318,284         (214,387)

Dividend

Retained Earnings at Beginning                                             (10,887,361)        1,900,997           79,433

                                                         -------------------------------------------------------------------
Retain Earnings at End                                   $  2,660,584     $(11,328,353)     $  2,219,281     $   (134,954)
                                                         ===================================================================

                                                                                 Eliminations
                                                         -------------------------------------------------------------------
                                                              GP              SCASCO           Griffith         Eliminations
Revenues                                                 $         --      $         --      $         --      $ (7,435,439)

                                                         -------------------------------------------------------------------
     Total Revenues                                                --                --                --        (7,435,439)

Costs of Goods Sold                                                                                              (7,435,439)
                                                         -------------------------------------------------------------------

Gross Profit                                                       --                --                --                --

Other Income (Expense):
    Equity in Partnership Income and subsidiaries                                                                 2,491,489
    Interest Income                                                                                                      --
    Interest Expense                                                                                                     --
    Other Taxes                                                                                                          --
    Management Fees                                                                                                (168,000)
    Def'd Dec. 2001 Loss                                                                                                 --
    Other Income                                                                                                         --
    Other Expenses                                                                                     --                --
                                                         -------------------------------------------------------------------
Total Other Income                                                 --                --                --         2,323,489

Expenses:
    Operating  Expenses                                                                                                  --
    Other Expenses                                                                                                       --
    Employee Costs                                                                                                       --
    Professional Fees                                                          (168,000)                           (168,000)
    Marketing and Selling                                                                                                --
    Management Fees                                                                                                      --
    Office Rent, Utilities, Supplies                                                                                     --
    Insurance and Employee Benefits                                                                                      --
    Depreciation and Amortization Expense                                                                                --
    Business Development                                                                                                 --
    General and Administrative                                                                                           --
    Payroll Taxes                                                                                                        --
    Allowance for Doubtful Accounts                                                                                      --
    Expenses Capitalized into Deferred project Costs                                                                     --
    Travel Expenses                                                                                                      --
    O&M Expenses                                                                                                         --
    Pilot                                                                                                                --

                                                         -------------------------------------------------------------------
Total Other Expenses                                               --          (168,000)               --          (168,000)

Income before Provision for Income Taxes                           --           168,000                --         2,491,489

Income Taxes                                                                                                             --
                                                         -------------------------------------------------------------------

Net Income                                                         --           168,000                --         2,491,489

Dividend                                                                                                                 --

Retained Earnings at Beginning                               (105,146)         (193,656)       (2,712,496)      (11,918,229)

                                                         -------------------------------------------------------------------
Retain Earnings at End                                   $   (105,146)     $    (25,656)     $ (2,712,496)     $ (9,426,740)
                                                         ===================================================================

Central Hudson Energy Services
Consolidating Income Statement
December 31, 2002

                                                                                        Consolidated
                                                         --------------------------------------------------------------------------
                                                             CHES              CHEC             CHR             PIES           GP
Revenues                                                 $         --      $ 3,287,095      $ 3,566,042      $  27,961      $    --

                                                         --------------------------------------------------------------------------
     Total Revenues                                                --        3,287,095        3,566,042         27,961           --

Costs of Goods Sold                                                --        2,460,591        2,194,524         81,764           --
                                                         --------------------------------------------------------------------------

Gross Profit                                                       --          826,504        1,371,518        (53,803)          --

Other Income (Expense):
    Equity in Partnership Income and subsidiaries                  --          748,738               --             --           --
    Interest Income                                                --           36,119           10,740              4           99
    Interest Expense                                               --         (213,453)        (211,635)            --           --
    Other Taxes                                                    --          (42,919)              --             --           --
    Management Fees                                                --          220,590               --             --           --
    Def'd Dec. 2001 Loss                                           --               --         (293,391)            --           --
    Other Income                                           20,002,864               --               --             --           --
    Other Expenses                                         (6,493,238)              --               --       (238,200)          --
                                                         --------------------------------------------------------------------------
Total Other Income                                         13,509,626          749,075         (494,286)      (238,196)          99

Expenses:
    Operating  Expenses                                            --               --               --             --           --
    Other Expenses                                                 --           (4,241)          46,356             --           --
    Employee Costs                                                 --          719,058        1,136,234        133,874           --
    Professional Fees                                              --          186,540          409,533             --           --
    Marketing and Selling                                          --            5,517               --             --           --
    Management Fees                                                --        1,595,502               --             --           --
    Office Rent, Utilities, Supplies                               --          254,598          488,355         36,625           --
    Insurance and Employee Benefits                                --          349,448          154,596         41,655           --
    Depreciation and Amortization Expense                          --           52,837          731,384         21,180           --
    Business Development                                           --              124               --             --           --
    General and Administrative                                     --               --          615,796             --           --
    Payroll Taxes                                                  --           58,210               --             --           --
    Allowance for Doubtful Accounts                                --         (152,399)              --             --           --
    Expenses Capitalized into Deferred project Costs               --          (50,269)              --             --           --
    Travel Expenses                                                --            9,590               --          2,362           --
    O&M Expenses                                                   --               --          183,873             --           --
    Pilot                                                          --               --          532,254             --           --

                                                         --------------------------------------------------------------------------
Total Other Expenses                                               --        3,024,515        4,298,381        235,696           --

Income before Provision for Income Taxes                   13,509,626       (1,448,936)      (3,421,149)      (527,695)          99

Income Taxes                                                6,444,920         (583,921)      (1,184,529)      (127,348)          40
                                                         --------------------------------------------------------------------------

Net Income                                                  7,064,706         (865,015)      (2,236,620)      (400,347)          59

Dividend                                                    5,800,000               --               --             --           --

Retained Earnings at Beginning                              9,379,075               --               --             --           --

                                                         --------------------------------------------------------------------------
Retain Earnings at End                                   $ 10,643,781      $  (865,015)     $(2,236,620)     $(400,347)     $    59
                                                         ==========================================================================


                                                        ------------------------------------------------------
                                                            SCASCO            Griffith            Total
Revenues                                                   $ 35,353,022      $ 123,520,381      $ 165,754,501

                                                        -----------------------------------------------------
     Total Revenues                                          35,353,022        123,520,381        165,754,501

Costs of Goods Sold                                          24,259,681         85,132,674        114,129,234
                                                        -----------------------------------------------------

Gross Profit                                                 11,093,341         38,387,707         51,625,267

Other Income (Expense):
    Equity in Partnership Income and subsidiaries                    --                 --            748,738
    Interest Income                                               3,902             27,468             78,332
    Interest Expense                                           (240,516)          (990,019)        (1,655,623)
    Other Taxes                                                 (55,554)          (111,105)          (209,578)
    Management Fees                                                  --                 --            220,590
    Def'd Dec. 2001 Loss                                             --                 --           (293,391)
    Other Income                                                    393             93,178         20,096,435
    Other Expenses                                               (8,489)                --         (6,739,927)
                                                        -----------------------------------------------------
Total Other Income                                             (300,264)          (980,478)        12,245,576

Expenses:
    Operating  Expenses                                       4,030,263         14,867,664         18,897,927
    Other Expenses                                                   --                 --             42,115
    Employee Costs                                              982,926          6,788,648          9,760,740
    Professional Fees                                           107,619          1,272,568          1,976,260
    Marketing and Selling                                     1,872,368          3,835,815          5,713,700
    Management Fees                                                  --                 --          1,595,502
    Office Rent, Utilities, Supplies                            451,159          2,574,599          3,805,336
    Insurance and Employee Benefits                             537,406          1,569,049          2,652,154
    Depreciation and Amortization Expense                     1,666,956          4,137,282          6,609,639
    Business Development                                             --                 --                124
    General and Administrative                                  801,663          1,414,429          2,831,888
    Payroll Taxes                                                    --                 --             58,210
    Allowance for Doubtful Accounts                                  --                 --           (152,399)
    Expenses Capitalized into Deferred project Costs                 --                 --            (50,269)
    Travel Expenses                                                  --                 --             11,952
    O&M Expenses                                                     --                 --            183,873
    Pilot                                                            --                 --            532,254

                                                        -----------------------------------------------------
Total Other Expenses                                         10,450,360         36,460,054         54,469,006

Income before Provision for Income Taxes                        342,717            947,175          9,401,837

Income Taxes                                                     69,683            378,870          4,997,715
                                                        -----------------------------------------------------

Net Income                                                      273,034            568,305          4,404,122


Dividend                                                             --                 --          5,800,000

Retained Earnings at Beginning                                       --                 --          9,379,075

                                                        -----------------------------------------------------
Retain Earnings at End                                     $    273,034      $     568,305      $   7,983,197
                                                        =====================================================

                                    EXHIBIT B

                               Organization Chart
                            (as of December 31, 2002)

      Reference is made to Items 1 and 4 of this Form U-3A-2 for a description of the companies in Claimant"s Holding Company System. Claimant, directly or indirectly, owns 100% of all affiliated companies.

                          Claimant
                             |
         - - - - - - - - - - - - - - - - - - - - - -
        |                                           |
     Central                                      CHEC
     Hudson                                         |
        |                                - - - - - - - - - - - - - -
  - - - - - -                          |                            |
    Phoenix                         Scasco                       Griffith
                                                                  Energy


                                      (ii)